EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

XTO Energy Inc.

Fort Worth, Texas

We consent to the incorporation by reference in this Registration Statement on Form S-8 of XTO Energy Inc. (“Company”) of our report dated March 5, 2004 included in the XTO Energy Inc. Form 10-K for the year ended December 31, 2003. Our report refers to a change in accounting for asset retirement obligations. The 2001 financial statements and financial statement schedule of XTO Energy Inc. were audited by other auditors who have ceased operations. Those auditors’ report dated March 28, 2002, on those financial statements and financial statement schedule, was unqualified and included an explanatory paragraph that described the Company’s change in method of accounting for its derivative instruments and hedging activities as discussed in Note 1 to the financial statements.

/s/ KPMG LLP

Dallas, Texas November 16, 2004